Exhibit 8.1

List of Subsidiaries
Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Brilliant Hat Limited	British Virgin Islands
Golden Strategy Ltd.	British Virgin Islands
Blue Hat Interactive Entertainment Technology Limited	Hong Kong
Golden Alpha Strategy Ltd.	Hong Kong
Blue Hat Technology LLC.	The United States
Xiamen Duwei Consulting Management Co., Ltd.	China
Fujian Blue Hat Group Co., Ltd	China
Xiamen Shengruihao Technology Co., Ltd	China
Xiamen Bluehat Research Institution of Education Co., Ltd.	China
Hunan Engaomei Animation Culture Development Co., Ltd.	China
Guangzhou Huangxin Enterprise Management Co., Ltd.	China
Fuzhou Qiande Educational Technology Co., Ltd	China
Fujian Youth Hand in Hand Educational Technology Co., Ltd	China
Chongqing Duwei Chuangda Electronic Technology Co., Ltd	China
Fuzhou Blue Financial Investment Co., Ltd	China
Fuzhou Po Teishin Supply Chain Co., Ltd	China